
July 12, 2013

Via E-mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022

Re: Vivus, Inc.
 Communications on behalf of First Manhattan Co.

Dear Mr. Weingarten:

We are in receipt of a voicemail message left for a Vivus, Inc. shareholder by a representative of MacKenzie Partners, Inc., First Manhattan's proxy solicitor. The representative stated that Egan Jones and ISS have recommended that Vivus shareholders vote for First Manhattan's nominees. The representative did not state that ISS recommends voting for only three of First Manhattan's nominees, as opposed to all nine, as indicated in the definitive additional soliciting materials filed by First Manhattan on July 5, 2013, announcing the recommendations. We are concerned that this communication and any similar communications made by MacKenzie's representatives may give the misimpression that ISS recommended that shareholders vote for First Manhattan's entire slate when in fact it recommended a vote for a minority of its nominees. Refer to Exchange Act Rule 14a-9, which prohibits anyone who is engaged in a solicitation from making false and misleading statements or omissions. Please advise us as to what corrective action the participants will take, such as disseminating corrective disclosure, including via press release and/or calling back the shareholders who may have been misinformed.

We further remind you that all written instructions, scripts or other materials that discuss, review or comment on the merits of any matter to be acted on, that are furnished to persons making the actual solicitation for their use directly or indirectly in connection with the solicitation must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(c). Please confirm your understanding in your response letter.

Please direct any questions to Peggy Kim, Special Counsel, at (202) 551-3411 or to me at (202) 551-3440.

Sincerely,

/s/ Michele M. Anderson

Michele M. Anderson
Chief
Office of Mergers and Acquisitions